Company Oxford Glycosciences PLC
                  TIDM OGS
                  Headline Notice of Results
                  Released 10:13 9 Apr 2003
                  Number 8102J






Oxford GlycoSciences Plc

09 April 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan

OXFORD GLYCOSCIENCES PLC ("OGS")

RELEASE OF PRELIMINARY RESULTS

OGS intends to release preliminary results for the year ended 31 December 2002 on or about 29 April 2003.

OGS directs shareholders to the announcement by the Panel on Takeovers and Mergers on the impact of the timing of this release on the offer timetables for both the offers by Cambridge Antibody Technology Group plc and Celltech Group plc.

-Ends-

For further information please contact:

Oxford GlycoSciences Plc
      David Ebsworth, Ph.D., Chief Executive Officer +44 (0) 1235 208 000


Goldman Sachs International
      Michael Hill +44 (0) 20 7774 1000
      Basil Geoghegan
      Phil Raper (Corporate Broking)


Financial Dynamics
      UK Media and Investors +44 (0) 20 7831 3113
      Tim Spratt
      Melanie Toyne-Sewell

      US Media and Investors+1 212 850 5626
      Leslie Wolf-Creutzfeldt
      Deborah Ardern Jones


Goldman Sachs International is acting for OGS and for no-one else in connection with this announcement and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the offer from Celltech, the merger with Cambridge Antibody Technology Group plc ("CAT") or the contents of this announcement.

The directors of OGS accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of OGS (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.*

*Dr Donald Drakeman, a director of OGS, is also the Chief Executive Officer of Medarex Inc, a competitor of CAT, and therefore did not participate in decisions of the OGS Board relating to the merger with CAT. Given this conflict, he has also not participated and does not propose to participate in discussions relating to any competing offer for OGS. Accordingly, Dr Drakeman has abstained from OGS Board discussions of, and advice to OGS shareholders relating to, the merger with CAT and the offer from Celltech and is not taking responsibility for the views or advice of the Board on the merger with CAT or the offer from Celltech.

Shareholders can obtain a free copy of this and any other documents filed with the Securities and Exchange Commission at the SEC's website (www.sec.gov).

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

END